Filed pursuant to Rule 433
Dated January 27, 2011

Relating to Preliminary Pricing Supplement No. 669
dated January 27, 2011 to
Registration Statement No. 333-156423

Global Medium-Term Notes, Series F

CAD400,000,000 4.85% Fixed Rate Senior Notes Due 2016

CAD400,000,000 4.85% Fixed Rate Senior Notes Due 2016
Issuer:	Morgan Stanley
Principal Amount:	CAD400,000,000
Maturity Date:	February 3, 2016
Trade Date:	January 27, 2011
Original Issue Date (Settlement):	February 3, 2011 (T+5)
Interest Accrual Date:	February 3, 2011
Issue Price (Price to Public):	99.943%
Agents’ Commission:	0.35%
All-in Price:	99.593%
Net Proceeds to Issuer:	CAD398,372,000
Interest Rate:	4.85% per annum
Interest Payment Period:	Semi-annual in equal installments
Interest Payment Dates:	Each February 3 and August 3, commencing August 3, 2011
Day Count Convention:
Actual/365 (Fixed) when calculating interest accruals during any interest period and 30/360 when calculating amounts due on any Interest Payment Date (also known as the Actual/Actual Canadian Compound Method)

Specified Currency:	Canadian dollar (“CAD”)
Minimum Denomination:	CAD100,000 and integral multiples of CAD1,000
Business Day:	Toronto and New York
Listing:	None
Sub-Paying Agent:	BNY Trust Company of Canada
Clearance and Settlement:	CDS Clearing and Depository Services Inc.
Agents:
Morgan Stanley & Co. Incorporated (“MS & Co.”), BMO Capital Markets, RBC Capital Markets, Scotia Capital, CIBC World Markets, Desjardins Securities, Mitsubishi UFJ Securities, National Bank Financial, TD Securities

MS & Co. is our wholly-owned subsidiary. MS & Co. will therefore conduct this offering in compliance with the requirements of Rule 5121 of the Financial Industry Regulatory Authority, Inc., which is commonly referred to as FINRA, regarding a FINRA member firm’s distribution of the securities of an affiliate and related conflicts of interest.

The notes are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.  Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll free 1-866-718-1649.

Preliminary Pricing Supplement dated January 27, 2011
Prospectus Supplement dated December 23, 2008
Prospectus dated December 23, 2008